Filed Pursuant to Rule 433
File No. 333-257872
September 21, 2021

GREENBROOK TMS TO ACQUIRE ACHIEVE TMS EAST AND CENTRAL

AND ANNOUNCES US$10 MILLION BOUGHT DEAL PUBLIC OFFERING

Greenbrook to acquire 17 TMS Centers in Massachusetts, Connecticut, and Iowa

September 21, 2021 – Toronto, Canada – Greenbrook TMS Inc. (TSX: GTMS) (NASDAQ: GBNH) (“Greenbrook” or the “Company”), a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy in the United States, announced today that it has entered into a purchase agreement pursuant to which Greenbrook will acquire Achieve TMS East, LLC (“Achieve TMS East”) and Achieve TMS Central, LLC (“Achieve TMS Central”, and together with Achieve TMS East, “Achieve TMS East/Central”).

The Company also announced today that it has entered into an agreement to sell 1,300,000 common shares of the Company (the “Common Shares”) on a bought deal basis at a price of US$7.75 (or C$9.93) per Common Share (the “Offering Price”) to a syndicate of underwriters co-led by Stifel Nicolaus Canada Inc. (“Stifel GMP”) and Bloom Burton Securities Inc. for gross proceeds of US$10,075,000 (or C$12,909,000) (the “Offering”).

Achieve TMS East/Central Acquisition:

Achieve TMS East was founded in 2016, with a vision of increasing accessibility to TMS therapy in the New England area. Since founding its first TMS center in Northampton, Massachusetts, Achieve TMS East has grown to 14 locations in the States of Massachusetts and Connecticut. In 2019, Achieve TMS East’s management team expanded its operations in the Midwest United States through the establishment of Achieve TMS Central which currently operates 3 TMS centers in the State of Iowa. The acquisition of Achieve TMS East and Achieve TMS Central (the “Acquisition”) is expected to enhance Greenbrook’s position as a leading provider of TMS therapy in the United States and, following completion of the Acquisition, will add an additional 17 TMS centers to the Company’s existing service delivery platform, for a total of 149 TMS centers.

Key Acquisition Highlights:

•	A Profitable Platform with Additional Capacity and Strategic Expansion Opportunities

o	Opportunity to increase capacity at Achieve TMS East’s existing TMS centers and to utilize the 14 locations in Massachusetts and Connecticut as a springboard for expansion throughout New England.

o	Opportunity to expand Achieve TMS Central operations into the State of South Dakota as well as in other states that are proximate to Greenbrook’s current operations in Missouri and Illinois.

•	Well-Established Payor Contracting

o	Achieve TMS East/Central’s affiliated medical practices benefit from strong reimbursement from key commercial payors.

o	The Acquisition removes the need to establish new contractual relationships with payors, eliminating a process which is a key barrier to expansion.

•	Access to Robust Physician Networks

o	Provides Greenbrook with a strong physician network in the States of Massachusetts, Connecticut and Iowa.

•	Provides Proven Regional Management Team and Potential Synergies

o	Achieve TMS East/Central has an experienced regional management and operations team and robust infrastructure.

o	Anticipated post-acquisition synergies with Greenbrook’s established shared services function.

Pursuant to the purchase agreement, Greenbrook, through its wholly-owned subsidiary TMS NeuroHealth Centers Inc., will indirectly acquire all of the issued and outstanding equity interests in Achieve TMS East and Achieve TMS Central for an aggregate initial cash purchase price of US$8.0 million, net of Achieve TMS East/Central’s cash and debt and subject to customary working capital adjustments. In addition, a portion of the total purchase price payable in respect of the Acquisition is subject to a capped earn-out of up to an additional US$2.5 million based on the financial performance of Achieve TMS East during the twelve-month period following completion of the Acquisition.

“We are very pleased to be announcing this acquisition today as we believe it demonstrates our ability to continue to deliver on one of the key pillars of our strategy for sustained growth despite the ongoing disruption caused by the COVID-19 pandemic,” said Bill Leonard, President and Chief Executive Officer of Greenbrook. “This acquisition should allow us to continue to expand our national footprint of TMS Centers, particularly in the Northeast and Midwest. This transaction is expected to accelerate our ability to grow in these regions as Achieve TMS East/Central have well-established physician networks and key payor relationships. We are excited to begin working with our new colleagues at Achieve TMS East/Central who share our passion for TMS therapy and delivering exceptional patient care.”

“As the clear leader in the delivery of TMS treatment, Greenbrook is the ideal partner to continue the growth of our platform and provide TMS treatment to as many patients as possible”, said Linda Rahm, Chief Executive Officer of Achieve TMS East/Central.

The Acquisition is expected to close in the fourth quarter of 2021, subject to customary closing conditions.

The Offering

The Company intends to use net proceeds of the Offering to fund the Acquisition and for working capital and general corporate purposes.

In connection with the Offering, the Company has granted the syndicate of underwriters an over-allotment option, exercisable in whole or in part at any time up to 30 days following closing of the Offering, to purchase up to an additional 195,000 Common Shares at the Offering Price (the “Over-Allotment Option”) which, if exercised in full, would increase the gross proceeds of the Offering to US$11,586,250 (or C$14,845,350).

Closing of the Offering is expected to occur on or about September 27, 2021, and is subject to a number of customary conditions, including, without limitation, receipt of all regulatory and stock exchange approvals. The Company has applied to list the Common Shares to be issued in the Offering on the Toronto Stock Exchange (“TSX”), subject to customary listing conditions. The Common Shares will also be listed on The NASDAQ Stock Market LLC (“NASDAQ”) and the Company will make all required notifications (if any) to NASDAQ in connection with the Offering. The Offering is not conditional on the closing of the Acquisition.

In connection with the Offering, the Company will file a prospectus supplement (the “Prospectus Supplement”) to its short form base shelf prospectus dated July 22, 2021 (the “Base Shelf Prospectus”) in the United States and Canada. The Prospectus Supplement will also be filed with the U.S. Securities and Exchange Commission (the “SEC”) to the Base Shelf Prospectus as part of the Company’s effective registration statement on Form F-10 (the “Registration Statement”) previously filed under the U.S./Canada multi-jurisdictional disclosure system. The Prospectus Supplement, together with the Base Shelf Prospectus, contain important detailed information about the Company and the Offering. Prospective investors should read the Prospectus Supplement and the Base Shelf Prospectus, and the documents incorporated by reference therein, before making an investment decision. Copies of the Prospectus Supplement and the Base Shelf Prospectus will be available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov, and a copy of the Registration Statement is available on the SEC’s website at www.sec.gov.

Copies of the Prospectus Supplement and the Base Shelf Prospectus may also be obtained in the United States, upon request, from the offices of Stifel, Nicolaus & Company, Incorporated at Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at (415) 364-2720, or by email at syndprospectus@stifel.com and in Canada, upon request, from Stifel GMP by email at ECMCanada@stifel.com and from the offices of Bloom Burton Securities Inc. at Attention: Equity Capital Markets, 65 Front Street East, Suite 300 Toronto, ON M5E 1B5, by telephone at (416) 640-7575 or by email at ecm@bloomburton.com.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction.

About Greenbrook TMS Inc.

Operating through 132 Company-operated treatment centers, Greenbrook is a leading provider of TMS therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 675,000 TMS treatments to over 19,000 patients struggling with depression.

For further information contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact information:

investorrelations@greenbrooktms.com

1-855-797-4867

Forward-Looking Statements:

Certain information in this press release, including statements regarding the Acquisition and the Offering, including the timing of closing of the Acquisition and the potential benefits and synergies to be derived therefrom, the listing of the Common Shares to be issued in the Offering on the TSX and NASDAQ, and the anticipated use of the net proceeds of the Offering, constitutes forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “should”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form and in the Company’s other materials filed with the Canadian securities regulatory authorities and the SEC from time to time, available at www.sedar.com and www.sec.gov, respectively, including the Base Shelf Prospectus and the Registration Statement. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.